ALMADEN MINERALS LTD. (An exploration stage company)	1103 - 750 West Pender St. Vancouver, B.C. V6C 2T8 Tel: 604 - 689 - 7644 Fax: 604 - 689 - 7645 Email: info@almadenminerals.com

Consolidated Financial Statements of

Almaden Minerals Ltd.

2nd Quarter Ended June 30, 2008

NOTICE OF NO AUDITOR REVIEW OF INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements of Almaden Minerals Ltd. for the six months ended June 30, 2008 have been prepared by the management of the Company and approved by the Company’s Audit Committee and the Company’s Board of Directors.

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of the interim financial statements by an entity’s auditor.

Almaden Minerals Ltd.
(An exploration stage company)
Consolidated balance sheets

	June 30, 2008	December 31, 2007
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	$13,804,487	$14,548,760
Accounts receivable and prepaid expenses	563,466	528,095
Marketable securities (Note 3)	2,125,764	2,646,959
Inventory (Note 4)	274,768	274,768
Total current assets	16,768,485	17,998,582
Property, plant and equipment (Note 5)	1,006,216	1,045,100
Investment (Note 6)	1,355,949	1,409,929
Reclamation deposit	81,500	81,500
Mineral property deposit (Note 7 (k) (iv))	585,893	585,893
Mineral properties (Note 7)	7,915,274	6,848,635
Total assets	$27,713,317	$27,969,639

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$512,381	$203,797
Mineral taxes payable (Note 12)	379,653	379,653
Total current liabilities	892,034	583,450
Asset retirement obligation (Note 9)	126,490	124,036
Total liabilities	1,018,524	707,486

Shareholders’ Equity
Share capital
Authorized
Unlimited number of common shares without par value
Issued (Note 8)
44,912,038 shares – June 30, 2008
44,469,638 shares – December 31, 2007	48,884,445	48,226,402
Contributed surplus	4,292,424	4,322,284
Accumulated other comprehensive income Deficit accumulated during the exploration stage	(443,668) (26,038,408)	(828,479) (24,458,054)
Total shareholders’ equity	26,694,793	27,262,153
Total liabilities and shareholders’ equity	$27,713,317	$27,969,639

On behalf of the Board

“Duane Poliquin”

Duane Poliquin, Director

“Donald M. Lorimer”

Donald M. Lorimer, Director

Almaden Minerals Ltd.
(An exploration stage company)
Consolidated statements of loss
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Revenue
Interest income	$73,949	$155,283	$209,912	$323,456
Other income	223,315	98,964	348,035	131,123
	297,264	254,247	557,947	454,579

Expenses
General and administrative expenses (Schedule 1)	270,999	346,306	612,516	715,047
General exploration expenses	519,332	363,223	774,072	825,552
Write-down of interests in mineral properties	219,407	49,411	438,555	214,926
Stock option compensation	65,000	-	104,600	-
	1,074,738	758,940	1,929,743	1,755,525
	(777,474)	(504,693)	(1,371,796)	(1,300,946)
Loss on equity investment (Note 6)	(25,635)	-	(53,980)	-
Income on mineral property options	89,184	359,515	99,649	373,790
(Loss) gain on sale of securities	(79,737)	208,629	(211,078)	325,438
Loss on sale of property, plant and equipment	-	-	(325)	-
Foreign exchange (loss) gain	(19,252)	(181,257)	31,422	(187,362)

Loss before income taxes	(812,914)	(117,806)	(1,506,108)	(789,080)
Income tax (expense) recovery	(74,246)	-	(74,246)	642,600
Net loss	(887,160)	(117,806)	(1,580,354)	(146,480)

Net loss per share Basic and diluted	$(0.02)	$(0.00)	$(0.03)	$(0.00)

Basic and diluted weighted average number of shares outstanding	44,912,038	44,212,311	44,794,773	44,021,698

Almaden Minerals Ltd.
(An exploration stage company)
Consolidated statements of comprehensive income
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Net loss	$(887,160)	$(117,806)	$(1,580,354)	$(146,480)
Unrealized gains and losses on available-for-sale financial assets arising during the period Reclassification adjustment for gains and losses	523,048	18,538	178,890	256,314
included in net income (loss)	77,113	(210,223)	205,921	(328,013)

Other comprehensive income	600,161	(191,685)	384,811	(71,699)
Comprehensive income (loss)	$(286,999)	$(309,491)	$(1,195,543)	$(218,179)

Almaden Minerals Ltd.
(An exploration stage company)
Consolidated statements of shareholders’ equity
(unaudited)

				Accumulated other comprehensive income (loss) (“AOCI”)	Deficit Accumulated
				Gains (losses)	During	Total
		Share capital	Contributed	on available for	Exploration	AOCI
	Shares	Amount	surplus	sale securities	Stage	and deficit	Total
	Number	$	$	$	$	$	$

Balance at January 1, 2007	43,624,255	46,655,822	4,081,471	380,455	(22,766,634)	(22,386,179)	28,351,114
Net loss	-	-	-	-	(1,048,820)	(1,048,820)	(1,048,820)
Comprehensive income (loss)	-	-	-	(1,208,934)	-	(1,208,934)	(1,208,934)
Stock option expense	-	-	700,500	-	-	-	700,500
Fair value of warrants granted	-	-	13,000	-	-	-	13,000
For cash on exercise of share purchase warrants
(including transfer from contributed surplus of $29,713)	58,591	192,150	(29,713)	-	-	-	162,437
For cash on exercise of stock options
(including transfer from contributed surplus of $442,974)	786,792	1,378,430	(442,974)	-	-	-	935,456
Renouncement of tax deductibility relating to flow-through shares	-	-	-	-	(642,600)	(642,600)	(642,600)
Balance, December 31, 2007	44,469,638	48,226,402	4,322,284	(828,479)	(24,458,054)	(25,286,533)	27,262,153
Net loss	-	-	-	-	(1,580,354)	(1,580,354)	(1,580,354)
Comprehensive income (loss)	-	-	-	384,811	-	384,811	384,811
Stock option expense	-	-	104,600	-	-	-	104,600
For cash pursuant to private placements	103,500	240,878	-	-	-	-	240,878
For cash on exercise of stock options
(including transfer from contributed surplus of $134,460)	338,900	417,165	(134,460)	-	-	-	282,705
Balance, June 30, 2008	44,912,038	48,884,445	4,292,424	(443,668)	(26,038,408)	(26,482,076)	26,694,793

Almaden Minerals Ltd.
(An exploration stage company)
Consolidated statements of cash flows
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Operating activities
Net loss	$(887,160)	$(117,806)	$(1,580,354)	$(146,480)
Items not affecting cash
Future income tax recovery	-	-	-	(642,600)
Loss on equity investment	25,635	-	53,980	-
Depreciation	53,481	57,017	105,458	109,805
Loss (gain) on sale of securities	79,757	(208,629)	211,098	(325,438)
Write-down of interests in mineral properties	247,629	49,411	466,777	214,926
Income on mineral property options	(89,184)	(345,472)	(99,649)	(359,747)
Stock-option compensation	65,000	-	104,600	-
Loss on sale of property, plant and equipment	-	-	325	-
Change in non-cash working capital components
Accounts receivable and prepaid expenses	22,964	(839,804)	(35,371)	(1,021,805)
Accounts payable and accrued liabilities	345,570	(171,153)	308,584	(185,726)
	(136,308)	(1,576,436)	(464,552)	(2,357,065)

Financing activities
Issuance of shares - net of share issue costs	-	333,849	523,583	643,355

Investing activities
Mineral property deposit	-	(585,893)	-	(585,893)
Reclamation deposit	-	(5,000)	-	(5,000)
Marketable securities
Purchases	(95,331)	(16,500)	(95,331)	(16,500)
Net proceeds	396,211	242,241	939,618	448,495
Property, plant and equipment
Purchases	(52,343)	(105,287)	(88,945)	(108,752)
Proceeds	-	-	22,046	-
Mineral properties
Costs	(825,235)	(248,984)	(1,711,841)	(2,474,911)
Proceeds	30,000	530,000	131,149	646,000
	(546,698)	(189,423)	(803,304)	(2,096,561)

Net cash outflow	(683,006)	(1,432,010)	(744,273)	(3,810,271)

Cash and cash equivalents, beginning of period	14,487,493	16,418,695	14,548,760	18,796,956

Cash and cash equivalents, end of period	$13,804,487	$14,986,685	$13,804,487	$14,986,685

Almaden Minerals Ltd.
(An exploration stage company)
Notes to consolidated financial statements
June 30, 2008
(unaudited)

1.

Basis of presentation

These interim unaudited consolidated financial statements do not include all the disclosure required by Canadian generally accepted accounting principles for annual statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2007 and specifically the following Notes: Note 1 on the Nature of Operations; Note 2 on Significant Accounting Policies; and Note 15 on Commitments and Contingencies. These statements are prepared in accordance with recommendations for interim financial statements in conformity with Canadian generally accepted accounting principles.  They have been prepared using the same accounting policies and methods as those used in the December 31, 2007 audited consolidated financial statements.

2.

Changes in accounting policy

On January 1, 2008, the Company adopted the following provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections.  There was no material impact on the Company’s financial condition or operating results as a result of the adoption of these new standards:

(a)

Section 3862 – Financial Instruments – Disclosures, which replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories (see Note 13).

(b)

Section 3863 – Financial Instruments – Presentation, to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows (see Note 13).

(c)

Section 1535 – Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed (see Note 14).  Under this standard, the Company will be required to disclose the following, based on the information internally, to the Company’s key management personnel:

•

qualitative information about its objectives, policies and processes for managing capital;

•

summary quantitative data about what it manages as capital;

•

whether during the period it complied with any externally imposed capital requirement to which it is subject; and

•

when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

3.

Marketable securities

Marketable securities consist of equity securities which, beginning in 2007, are designated as available for sale and valued at fair market value.  Unrealized gains and losses due to period end revaluation to fair market value are recorded as other comprehensive income or loss.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to consolidated financial statements
June 30, 2008
(unaudited)

4.

Inventory

Inventory consists of 1,597 ounces of gold bullion which is valued at the lower of average cost of mining and estimated net realizable value. The market value of the gold at June 30, 2008 is $1,492,642.

(December 31, 2007-$1,307,798).

5.

Property, plant and equipment

	June 30, 2008			December 31, 2007
	Cost	Accumulated depreciation	Net book value	Net book value
Automotive equipment	$ 371,015	$ 185,619	$ 185,396	$ 186,226
Furniture and fixtures	130,400	104,512	25,888	28,765
Computer hardware	248,242	180,094	68,148	54,700
Computer software	71,978	37,110	34,868	23,286
Geological data library	65,106	44,065	21,041	23,378
Field equipment	331,950	185,924	146,026	162,251
Mill equipment	323,264	-	323,264	323,264
Leasehold improvements	27,181	15,496	11,685	14,403
Drill equipment	397,270	207,370	189,900	228,827
	$ 1,966,406	$ 960,190	$ 1,006,216	$ 1,045,100

At June 30, 2008 the mill equipment was not in use.  Depreciation will be charged once the equipment is put into use.

6.

Investment

On July 23, 2007, the Company sold interests in certain mineral exploration properties located in the Yukon Territory and Mexico for a total of 3,500,000 common shares of Tarsis Capital Corp. (“Tarsis”) resulting in a gain on sale of $969,314 and the recording of an initial investment in Tarsis in the amount of $1,120,000.  In addition, Almaden retained a net smelter royalty equal to 2% of all metals discovered on the properties and will receive 500,000 common shares of Tarsis if, before July 22, 2009, any of the properties becomes subject to an option agreement with an arm’s length third party with a commitment by the third party to expend a minimum of $500,000 on the property.  Almaden received the 500,000 common shares subsequent to the end of the quarter.

In December 2007, Almaden’s interest in Tarsis was diluted from an initial 41% to 30%.  Subsequent to the end of the second quarter, Almaden received the 500,000 additional shares as above, and an additional 100,000 shares of Tarsis for the Prospector Mountain property sale.  Including these shares, Almaden will hold 4.1 million shares of Tarsis, or 33%.

Almaden has one Director and two Officers in common with Tarsis.  Almaden is accounting for this investment following the equity accounting method for investments where significant influence exists.  As such, Almaden has recorded its equity share of Tarsis’ loss during the first half of 2008 in the amount of $53,980 (2007 – $NIL).

The fair market value of the investment at June 30, 2008 is $1,225,000 (December 31, 2007 - $2,100,000).

In the first half of 2008, the Company charged Tarsis $39,426 (2007 - $NIL) for office rent and various expenses.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to consolidated financial statements
June 30, 2008
(unaudited)

7.

Mineral properties

	June 30, 2008	December 31, 2007
Canada

Elk 100% interest in mineral claims in British Columbia which includes the Siwash gold deposit	$5,870,760	$5,650,867
ATW Net 57.7% interest in mineral claims near Lac De Gras, Northwest Territories	428,486	100,000
Merit 100% interest in mineral claims in British Columbia	21,882	45,882
Nicoamen River 100% interest in mineral claims in British Columbia	22,264	42,264
Skoonka Creek 32% interest in mineral claims in British Columbia	1	1

Mexico

Caballo Blanco 100% interest in mineral claims in Veracruz State	28,474	1
Viky 100% interest in mineral claims in Coahuila State	19,465	114,918
Tuligtic 100% interest in mineral claims in Puebla State	211,325	121,022
Fuego 100% interest in mineral claims in Oaxaca State	1	1
San Carlos / San Jose 100% interest in mineral claims in Tamaulipas State	77,720	77,720
Yago 100% interest in mineral claims in Nayarit State	1	1
Caldera 100% interest in mineral claims in Puebla State	197,895	17,040

Interests in various other mineral claims	1,037,000	678,918
	$7,915,274	$6,848,635

Almaden Minerals Ltd.
(An exploration stage company)
Notes to consolidated financial statements
June 30, 2008
(unaudited)

7.

Mineral properties (continued)

The following is a description of the Company’s most significant property interest and related spending commitments:

(a)

Elk

The Company acquired a 100% interest in the Elk Mine in southern British Columbia by staking.  The Company processed ore from the Siwash Vein in the mid-1990’s on a bulk sampling basis.  A NI 43-101 resource was calculated for the property in December, 2007.

(b)

Caballo Blanco

To earn a 100% interest, the Company issued a total of 200,000 common shares and paid US$668,500. The underlying owner would also receive a NSR of 2.5% to 1% based on the rate of production.  The Company can purchase 50% of this NSR for a fixed payment of US$750,000. During 2003, the Company entered into an agreement with Comaplex Minerals Corp. (“Comaplex”).  To earn a 60% interest, Comaplex had to keep the property in good standing and incur exploration expenditures totalling US$2,000,000.  During 2006, Comaplex completed earn-in requirements.   During 2007, the Company acquired Comaplex’s 60% interest for US$1,250,000 and entered into an agreement with Canadian Gold Hunter Corp. (“CGH”).  To earn a 70% interest, CGH must make a US$500,000 payment upon signing a formal agreement (received), issue 1,000,000 shares to the Company (received) and incur exploration expenditures totalling US$12,000,000 over six years and fund all costs required for the completion of a bankable feasibility study.

(c)

Viky

The Company acquired a 100% interest in the Viky property by staking and purchased interests in three additional mineral claims. During 2007, the Company entered into an agreement with Apex Silver Mines Limited (“Apex”).  To earn a 60% interest, Apex must incur exploration expenditures of US$5,600,000 and make cash payments of US$1,350,000 to the Company over six years.

(d)

Tuligtic

The Company acquired a 100% interest in the Tuligtic property by staking.   During 2007, the Company entered into an agreement with Pinnacle Mines Ltd. (“Pinnacle”).  To earn a 60% interest, Pinnacle had to incur exploration expenditures of US$6,000,000 and issue 1,000,000 shares to the Company by August 9, 2012.  During 2007, Pinnacle failed to meet their commitments and the Company terminated the agreement.

(e)

Fuego

The Company acquired a 100% interest in the Fuego claim by staking.  During 2004, the Company entered into an agreement with Horseshoe Gold Mining Inc. (“Horseshoe”).  To earn a 60% interest, Horseshoe must maintain the property in good standing, incur exploration expenditures totalling US$3,000,000 and issue 1,000,000 shares to the Company by December 31, 2008 (amended).  During 2007, Horseshoe abandoned its interest in the property.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to consolidated financial statements
June 30, 2008
(unaudited)

7.

Mineral properties (continued)

(f)

San Carlos

The Company acquired a 100% interest in the San Carlos claims by staking and purchased a 100% interest in the San Jose claim subject to a 2% NSR.  During 2007, the Company purchased the NSR for US$20,000 and issued a 25,000 share purchase warrant for a term of three years exercisable at a price of $3.00 per share.

(g)

Yago

The Company acquired a 100% interest in the Tepic claim by staking and purchased a 100% interest in the La Sarda, Guadalupe and Sagitario claims.

During 2007, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”).  To earn a 60% interest, Spire has to incur exploration expenditures totalling US$3,500,000 and issue 800,000 shares to the Company over five years.

(h)

Merit and Brookmere

The Company acquired a 100% interest in the Merit and Brookmere properties by staking.  During 2006, the Company entered into an agreement with Williams Creek Explorations Limited (“Williams Creek”).  To earn a 60% interest in either or both of these properties, Williams Creek must incur exploration expenditures of $4,000,000 and issue 1,000,000 shares to the Company by December 31, 2012.

(i)

Nicoamen River

The Company acquired a 100% interest in the Nicoamen River property by staking.  During 2006, the Company entered into an agreement with Tanqueray Resources Ltd. (“Tanqueray”).  To earn a 60% interest, Tanqueray had to incur exploration expenditures of $4,000,000 and issued 1,000,000 shares to the Company by December 31, 2012.  During 2007, Tanqueray abandoned its interest in the property.

During 2007, the Company entered into an agreement with Zenith Industries Corp. (“Zenith”).  To earn a 60% interest, Zenith has to incur exploration expenditures of $4,000,000 by December 31, 2012 and issue 1,000,000 shares to the Company by December 31, 2010.

(j)

Skoonka Creek

The Company acquired a 100% interest in the Skoonka Creek property by staking.  During 2005, the Company entered into an agreement with Strongbow Exploration Inc. (“Strongbow”).  To earn a  51% interest, Strongbow incurred exploration expenditures of $2,000,000 and issued 600,000 shares to the Company.  During 2007, the Company decided not to participate in the summer work program and estimates its interest will be diluted to 32% at the end of the program.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to consolidated financial statements
June 30, 2008
(unaudited)

7.

Mineral properties (continued)

(k)

Other

(i)

Bufa

The Company acquired a 100% interest in the Guadalupe claim by staking.  During 2005, the Company entered into an agreement with Lincoln Gold Corp. (“Lincoln”).   To earn a 60% interest, Lincoln must incur exploration expenditures of US$3,500,000 and issue 1,550,000 shares to the Company over five years (amended).

(ii)

Campanario

The Company acquired a 100% interest in the Campanario claim by staking.  During 2005, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”).  To earn a 60% interest, Spire had to incur exploration expenditures of $3,500,000 and issue 700,000 shares to the Company by October 31, 2011.  During 2007, Spire abandoned its interest in the property.

(iii)

Gallo de Oro

During 2007, the Company acquired a 100% interest in As de Oro claim for US$50,000.  During 2006, the Company entered into an agreement to acquire a 100% interest in Gallo de Oro claim.  To earn its interest, the Company must pay US$50,000 by October 30, 2009.  At June 30, 2008, US$30,000 of this obligation had been paid.

(iv)

Matehuapil

During 2007, the Company was successful in its bid to acquire a 100% interest in the Matehuapil claim.  An initial payment of $117,572, representing 20% of the purchase price, was paid.  The Company was required to put up two bonds (“Mineral property deposit”), one in the amount of $446,964 representing four pending instalment payments of 20% each to be paid in six month instalments from the issuance of title and one in the amount of $138,929 to pay for the purchase of an NSR royalty. The Company subsequently entered into an agreement with Apex Silver Mines Limited (“Apex”).  To earn a 60% interest, Apex must incur exploration expenditures of US$2,600,000 by December 1, 2013 and make cash payments of Mexican p$3,312,000 by July 10, 2009.

(v)

Ponderosa

The Company acquired a 100% interest in the Ponderosa property by staking. During 2007, the Company entered into an agreement with Strongbow Exploration Inc. (“Strongbow”).  To earn a 60% interest, Strongbow had to incur exploration expenditures of $4,000,000 and issue 1,050,000 shares to the Company by January 10, 2012.  During the first quarter of 2008, Strongbow relinquished its option on the property.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to consolidated financial statements
June 30, 2008
(unaudited)

7.

Mineral properties (continued)

(k)

Other

(vi)

Japan Oil, Gas and Metals National Corporation Joint Venture

During 2005, the Company entered into a joint venture agreement with Japan Oil, Gas and Metals National Corporation (“JOGMEC”).  The regional joint venture program was to consist of grassroots exploration for base metal deposits over a selected area in Mexico.  During 2007, JOGMEC withdrew from all joint venture activities.

8.

Share capital

(a)

Details of private placement issues of common shares in 2008 were as follows:

The Company issued 100,000 flow-through shares on March 6, 2008 on a private placement basis at a price of $2.50 per share, after incurring issue costs of $17,872.  3,500 non-flow-through common shares were issued to a finder in respect of this placement.

(b)

Warrants

	Number of warrants	Expiry date	Exercise price range
			$
Outstanding, December 31, 2007		July 21, 2008 to
and June 30, 2008	187,500	March 20, 2010	3.00

The fair value of the warrants issued March 20, 2007 was estimated at $13,000 using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of 4.16%; expected life of 3 years; dividend rate of 0%; and volatility of 40.15%.

At June 30, 2008 the following share purchase warrants were outstanding:

Number of Warrants	Expiry Date	Exercise Price Range
		$
162,500	July 21, 2008	3.00
25,000	March 20, 2010	3.00
187,500

Almaden Minerals Ltd.
(An exploration stage company)
Notes to consolidated financial statements
June 30, 2008
(unaudited)

8.

Share capital (continued)

(c)

Options

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital.  Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At June 30, 2008, the Company had reserved 153,413 stock options that may be granted.  The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of all options is five years.  The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest.  Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period.  All options granted during the six months ended June 30, 2008 vested on the date granted. The Company also has stock options outstanding relating to the period before the introduction of the stock option plan.

The following table presents the outstanding options as at December 31, 2007 and June 30, 2008 and changes during the periods:

Fixed options	Shares	Weighted average exercise price
Outstanding at December 31, 2006	4,798,483	$ 1.70
Granted	675,000	2.38
Exercised	(786,792)	1.19
Expired	(50,000)	2.92
Outstanding at December 31, 2007	4,636,691	$ 1.88
Granted	40,000	2.35
Exercised	(338,900)	0.83
Outstanding at June 30, 2008	4,337,791	$ 1.97

Almaden Minerals Ltd.
(An exploration stage company)
Notes to consolidated financial statements
June 30, 2008
(unaudited)

8.

Share capital (continued)

The following table summarizes information about stock options outstanding at June 30, 2008:

Options outstanding and exercisable
Number	Expiry	Exercise
of shares	date	price
		$
100,000	July 6, 2008	2.50
527,791	October 7, 2008	0.45
25,000	September 7, 2009	2.23
154,000	December 1, 2009	0.39
806,000	December 14, 2009	1.67
240,000 1,795,000	June 17, 2010 July 6, 2011	1.79 2.50
500,000	September 10, 2012	2.32
100,000	November 15, 2012	2.68
50,000	December 13, 2012	2.52
40,000	March 17, 2013	2.35
4,337,791

The weighted average grant date fair value of 25,000 stock options granted on September 7, 2007 was $0.60.  The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 4.25%; expected life of 1.5 years; expected volatility of 40.88%; and expected dividends of $Nil.

The weighted average grant date fair value of 500,000 stock options granted on September 12, 2007 was $1.14.  The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 4.26%; expected life of 5 years; expected volatility of 50.96%; and expected dividends of $Nil.

The weighted average grant date fair value of 100,000 stock options granted on November 15, 2007 was $1.30.  The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 4.05%; expected life of 5 years; expected volatility of 49.76%; and expected dividends of $Nil.

The weighted average grant date fair value of 50,000 stock options granted on December 14, 2007 was $1.01.  The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 3.86%; expected life of 4 years; expected volatility of 48.76%; and expected dividends of $Nil.

The weighted average grant date fair value of 40,000 stock options granted on March 17, 2008 was $0.99.  The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 2.98%; expected life of 4 years; expected volatility of 43.60%; and expected dividends of $Nil.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to consolidated financial statements
June 30, 2008
(unaudited)

9.

Asset retirement obligation

The Company’s asset retirement obligation consists of reclamation costs for the Siwash gold deposit on the Elk property in British Columbia.  The present value of the estimated obligation is $126,490 (December 31, 2007 - $124,036) which is estimated to be settled  in 5 years at the earliest.  The estimated total undiscounted amount to settle the asset retirement obligation is $152,073.  This amount has been discounted using a credit-adjusted risk-free interest rate of 4.16 percent

10.       Related party transactions

Significant related party transactions and balances not disclosed elsewhere in these financial statements include:

A company controlled by the Chief Executive Officer of the Company was paid $70,000 (2007 - $70,000) for technical services and $7,250 (2007 - $23,863) for general and administrative services during the six months ended June 30, 2008.

A company controlled by an officer of the Company was paid $31,000 (2007 - $NIL) for professional services rendered during the six months ended June 30, 2008.

An officer of the Company was paid $24,938 (2007 - $NIL) for technical services rendered during the six months ended June 30, 2008.

A company with a common officer holds 25,000 warrants of the Company.

The Company has an investment in a company which has optioned properties from the Company which have one director in common with the Company.

Accounts receivable at June 30, 2008 included $52,479 (2007 - $23,633) owing from related companies.

11.

Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

	June 30, 2008	December 31, 2007
	$	$
Fair value of common shares issued as finder’s fee	8,750	-
Reversal of contributed surplus on exercise of options	134,460	442,974
Reversal of contributed surplus on exercise of warrants	-	29,713
Fair value of warrants upon completion of private placement	-	13,000
Sale of mineral properties for common shares of investee		1,120,000

Almaden Minerals Ltd.
(An exploration stage company)
Notes to consolidated financial statements
June 30, 2008
(unaudited)

12.

Commitments and contingencies

(a)

The Company was assessed additional mineral tax of $197,233 plus interest of $84,638 by the British Columbia Ministry of Energy and Mines (the “Ministry”).  The assessment relates to the deductibility of certain expenditures between February 1, 1995 and January 31, 1997.  While management intends to defend its position, the outcome of this issue is uncertain.  Currently, the Company is appealing the Ministry’s decision and the matter will proceed to British Columbia Supreme Court.  A hearing date is being arranged for the last week of October 2008.  In order to reduce the exposure to interest charges, the Company paid and expensed $281,871, however, this amount will be refunded with interest if the Company is successful in defending its position.

In addition, should the Company be unsuccessful in defending its position, approximately $353,000 will be payable in respect of gold sales in fiscal 2000 to 2002. The Company has provided for the liability arising from the assessment.  Any recovery will be credited to operations when it is received as the liability extinguished.

(b)

The Company has, in the normal course of business, entered into various long-term contracts which include commitments for future operating payments for the rental of premises as follows:

2008	24,400
2009	59,130
2010	60,070
2011	5,000
Thereafter	-
148,600

(c)

During 2007, the Company entered into Executive Employment Contracts with the Chief Executive Officer and Chief Operating Officer for remuneration of $140,000 annually for two years, renewable for two additional successive terms of 24 months.

(d)

During 2007, the Company entered into a Financial, Administrative and Executive Services Agreement with its Chief Financial Officer and a company controlled by him for a term of one year, renewable for additional successive terms of 12 months, for remuneration of $6,000 per month for the first three months and $5,000 per month thereafter.

Almaden Minerals Ltd.
(An exploration stage company)
Note to consolidated financial statements
June 30, 2008
(unaudited)

13.

Financial Instruments

The fair values of the Company’s cash and cash equivalents, short-term investments and interest receivable, GST and VAT receivable, prepaid expenses and deposits and accounts payables and accrued liabilities approximate their carrying values.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)

Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

(b)

Credit risk

The Company’s cash and short-term investments are held in large Canadian financial institutions and government securities.  Short-term investments are composed of financial instruments issued by Canadian banks as well as Canadian governments.  These investments mature at various dates over the current operation period.  The Company does not have any asset-backed commercial paper in its short-term investments.  The Company’s GST and VAT receivable consists primarily of goods and services tax due from the federal government of Canada and value-added tax due from the government of Mexico.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments is limited because these investments, although available for sale, are generally held to maturity.

(e)

Commodity price risk

The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company has not hedged any of its potential future gold sales.  The Company’s input costs are also affected by the price of fuel.  The Company monitors gold and fuel prices to determine the appropriate course of action to be taken by the Company.

Almaden Minerals Ltd.
(An exploration stage company)
Note to consolidated financial statements
June 30, 2008
(unaudited)

14.

Management of capital risk

The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital (see Note 8).  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to maximize ongoing exploration efforts, the Company does not pay dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

Schedule 1

ALMADEN MINERALS LTD.
Consolidated schedule of general and administrative expenses

Six month periods ended June 30, 2008 and 2007
(unaudited)

	Six months ended June 30,
	2008	2007

Depreciation	$105,458	$109,805
Insurance	46,943	39,660
Office and licenses	140,189	176,640
Professional fees	92,662	93,350
Regulatory compliance Rent	16,695 50,991	31,068 70,996
Stock exchange fees	58,943	37,317
Transfer agent fees	11,506	4,607
Travel and promotion	89,129	151,604
	$612,516	$715,047